UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DECISIONPOINT SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

24345A507

(CUSIP Number)

Steven F. Smith

1615 South Congress Avenue, Suite 103

Delray Beach, FL 33445

(561) 900-3723

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Steven F. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 614,061 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 614,061 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 614,061 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.50% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 582,813 shares of the Issuer’s common stock and 31,248 shares of the Issuer’s common stock issuable upon the exercise of vested stock options (but excludes options that are not vested, or do not vest within 60 days of the date this Schedule 13D is filed).

(2)	Based on a total of 7,221,128 shares of the Issuer’s common stock outstanding as of March 31, 2022 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of DecisionPoint Systems, Inc, a Delaware corporation, whose principal executive office is located at 1615 South Congress Avenue, Suite 103, Delray Beach, Florida 33445 (the “Issuer”).

Unless otherwise indicated, all information regarding the Common Stock in this Statement reflects the Issuer’s l-for-2 reverse stock split which became effective on December 13, 2021.

Item 2. Identity and Background.

(a)	This Statement is being filed by Steven F. Smith (the “Reporting Person”).

(b)	The mailing address of the Reporting Person is 1615 South Congress Avenue, Suite 103, Delray Beach, Florida 33445.

(c)	The Reporting Person’s present principal occupation is acting as Chief Executive Officer of the Issuer. The Reporting Person also serves as a member of the Board of Directors of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of the Common Stock disclosed in this Statement over several years through various means. Approximately 41,500 shares of Common Stock were purchased in private placements that were completed by the Issuer in 2016 and 2018 (the “Purchased Shares”), with such shares being purchased by the Reporting Person for cash consideration and on the same terms and conditions as other investors in those offerings. The remainder of the shares of Common Stock owned by the Reporting Person were acquired under the Company’s equity compensation plan in the form of a restricted stock grant awarded in 2019 and through the prior exercise of stock options on a net-exercise basis (the “Equity Compensation Shares”). Lastly, the Reporting Person was granted options to purchase in the aggregate 83,333 shares of Common Stock in connection with his role as Chief Executive Officer of the Issuer and his service on the Issuer’s Board of Directors, which remain unexercised (the “Option Shares”).

The Purchased Shares were purchased with personal funds of the Reporting Person and the Equity Compensation Shares were acquired in consideration for services the Reporting Person provided to the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Purchased Shares and the Equity Compensation Shares for investment purposes. The Reporting Person acquired the Option Shares in connection with his role as Chief Executive Officer of the Issuer and his service on the Issuer’s Board of Directors.

The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer. In this capacity, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in his capacity as a stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investment in the Issuer. Depending on the factors discussed below and other factors, and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of his securities of the Issuer or make proposals to the Issuer. Subject to compliance with applicable laws and the Issuer’s policies, any transactions or activities that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, whether various strategic transactions by the Issuer have occurred or may occur; the securities markets in general and those for the Issuer’s securities in particular; the financial condition, results of operations and prospects of the Issuer; management and corporate governance of the Issuer; general economic, financial market and industry conditions; other investment and business opportunities available to the Reporting Person; tax considerations; and other factors.

Other than as described above in this Item 4, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law and the policies of the Issuer, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Statement for the number of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	During the past sixty days, the Reporting Person has not effected any transactions in the Issuers Common Stock.

(d)	To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2022

/s/ Steven F. Smith
Steven F. Smith

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